EXHIBIT 1

Operator:

Good afternoon.  My name is Mildred and I will be your conference operator today.  At this time I would like to welcome everyone to the Ceridian Corporation Stockholder Conference Call hosted by Pershing Square Capital Management.  All lines have been placed on mute to prevent any background noise.  After the speaker’s remarks there will be a question and answer session.  If you would like to ask a question during this time, simply press star then the number one on your telephone keypad.  If you would like to withdraw your question, press star then the number two on your telephone keypad.  I would now like to turn the call over to Roy Katzovicz.  Mr. Katzovicz you may begin your conference.

Katzovicz:

Thank you very much, operator, and good afternoon to you and the rest of the Ceridian shareholders.  This is Roy Katzovicz of Pershing Square Capital Management.  I’d like to welcome you all.  The call will be led today by Bill Ackman of Pershing Square and will consist of brief remarks followed by Q&A session.  Before we begin today’s discussion I’d like to read the following safe harbor statement.

This call and matters we cover this afternoon will contain statements that are not historical in nature and are forward-looking in the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on current expectations and assumptions and entail various risks and uncertainties that could cause future results to differ from those expressed in these forward-looking statements.  Pershing Square undertakes no obligation to correct or update any forward-looking statements whether as a result of new information, future events or otherwise.  You are advised, however, to obtain our proxy filings available on the SEC’s EDGAR database which can be found at www.sec.gov and consult any future disclosure that Pershing Square makes on related subjects in future filings with the SEC.  And with that, I’d like to turn the call over to Bill Ackman.

Ackman:

Hi.  We’re holding this call to make a few things clear and to answer questions you may have.  During the Q&A the line will be open.  All questioners will be able to ask whatever questions they’d like to ask and we’ll keep it open until all the questions have been answered.  So, in addition to Roy, I’ve got Paul Hilal from Pershing Square and two of our independent directors, John Barfitt who’s participating by telephone; Bob Levenson is here with me in person.  I’m going to ask at the beginning, why don’t we start with Bob?  If you can just introduce yourself to the people on the call.

Levenson:

Hello.  I’m Bob Levenson.  Before I introduce myself I just thought I ought to state, since some of you may question it later, that I haven’t had any relationship with either Pershing Square or Bill Ackman prior to their contacting me and asking me to consider the director nominee position in this pending transaction and of course I have no relationship whatsoever with either them or the firm directly or indirectly at this time.

My background includes more than 35 years of operating as senior management experience in the transaction processing and information processing fields.  The most relevant of that, to Ceridian at least, being that for over 20 years I was a senior executive officer and member of the board of directors, as well as company executive committee, of both ADP and then later First Data Corporation.  In addition I’ve had substantial other governance experience, having served on the boards of a dozen other companies, several private companies and many philanthropies as well.

During my time at both ADP and First Data they had business units in the same two businesses as Ceridian’s principal businesses, HRS and Comdata businesses.  In the just under 10 years I spent at ADP, I had operating responsibilities which included being group president of the employer services, the payroll business as well as for other ADP businesses, including their claim services, dealer services and other businesses.  In this and that during that time I held other staff responsibilities across all the business ends of the company.

Similarly, at First Data I had operating responsibilities for several different businesses as well as corporate staff responsibilities which included M&A and Corporate Loan.  It may be of interest to some of you that I should note that in addition to ADP and First Data having some businesses essentially the same as those of the two Ceridian businesses, both ADP and First Data made a determination in the not-so-far distant past to increase their shareholder value by spinning out a tax-free exchange to the shareholders of two significant businesses which indeed achieved that shareholder value increase in addition to having had little synergies between the two on an operating basis.

In the case of ADP, they spun out Broad Ridge Financial.  In the case of First Data, they spun out Western Union.  I would think that some of those experiences could be brought to bear if this transaction completes as intended and we look forward to making a contribution to the shareholders of Ceridian.

Ackman:	Sure. John – thanks very much Bob – John Barfitt, if you could jump in with just a brief background.

John Barfitt:

Good afternoon everyone.  And as Bill said my name is John Barfitt.  I certainly appreciate the opportunity just to share with you a few of my career highlights that I think are most relevant to my board nomination.

First of all, I spent 25 years with Automatic Data Processing – ADP – and just in case some of you are not aware of ADP, they’ve been in the payroll HR-related business for over 60 years.  They are the leader in both North America and worldwide for HR and related outsource services.  And they certainly have a reputation in the marketplace for best-in-class and numerous aspects of their business in areas like corporate governance, operational and execution excellence and financial controls, etcetera.

During my four last years at ADP, I was president of Employer Services International and also led the development of ADP’s BPO initiative.  As president of Employers Services International, I was responsible for all facets of the business across Europe, Asia, Pacific and South America across 32 countries.  I also spent five years as a member of ADP’s executive committee which included the CEO, CFO and division presidents.  And the executive committee basically, they reviewed strategic and operating plans, monitored monthly performance, helped to ensure that we had strong corporate governance and sent out the policies to ensure we had the right culture at ADP.

As Bob also said I have no affiliation with Pershing Square and I am totally independent.  And the fact that I’m interested in becoming a Ceridian board member is because I believe that my in-depth industry knowledge, my understanding of the market and my 25-plus years experience with an industry leader, I think really positions me well to help Ceridian’s senior management with what I believe are some of the key challenges they face, namely margin improvement in their HRS business and fine-tuning their international strategy and BPO initiative.  Thank you.

Ackman:

Thanks very much, Bob.  And both John and Bob will be available on Q&A for any questions you have for them.  So why don’t we start with the deal?  This is well known because we’ve said it publicly.  But basically, after completing a review of alternatives with the help of Lazard, we looked at sale transactions, sponsored spins, stand-alone spin-offs, leveraged re-cap transactions, ultimately to conclude in light of current market conditions at that $36 a share is the best alternative for shareholders.  As a result we have, we are going to vote in favor of the transaction.  We actually already have given the instructions to the proxy firm to do so.  And we’ve also called the folks at Thomas H. Lee and indicated to them that we will support the deal.  So if the deal closes as expected, all shareholders will receive $36 per share, according to the company, sometime in Q4 and if that happens most of what we have to discuss today is actually not going to be that relevant.  That said, in the event the transaction does not close – which we think is unlikely – as a precaution in order to protect and enhance our investment, we’ve decided to go forward with our independent slate.

First, you’re often asked “what’s your motive here,” and the answer is we have no ulterior motives other than to see that the transaction closes in a timely fashion and to make sure that the company is governed properly in the event that it does not.  And we’ve got a lot riding on this investment.  It’s the largest investment of the Pershing Square main hedge fund.  They have 21.4 million shares, a little under 15 percent of the company, 700 million dollars in capital.  You know, it’s 20% of the fund that we can find uses for.  Once the transaction closes I would say more than anyone else it’s very important for us to get the deal closed in a timely fashion.  And we think it will close.

We think so because the buyers are first-class, well-capitalized buyers, they’re buying two very high-quality businesses which have continued to improve and generate cash flow since they entered into the deal.  They’ve got committed financing on favorable terms from high-quality, well-capitalized banks and it’s a relatively small deal in the context of the deals that are getting done today.  We believe their [inaudible] financing, other than the MACs – MACs are consistent with the MACs of the merger agreement, which have not been triggered – they’ve got 165 million dollars at risk and they’ve got a lot of reputational risk as well and I guess, most importantly, we think they’re actually getting a very good deal.  Financed on terms that cannot be replicated in today’s market, and we think they’re going to make a lot of money.

In my conversation with the Thomas H. Lee folks, I got a very strong sense from them that they want to close the deal promptly.  They were very cordial to us.  I’ve even suggested that after the deal closed that we sit down and see what else we could do together.  So I think we’re going to have a good relationship with the Thomas H. Lee folks, both pending the closing of the transaction and hopefully thereafter.

So the obvious question is why are we running our slate.  Some people have said to me, what do you know that we don’t about the transaction closing?  The answer is nothing.  We expect the transaction to close as anticipated, and my preference would be to spend my energies on things other than a proxy contest.  And if I could push a button and I could get $36 a share, I would push the button instead of wasting time and energy on a proxy contest.  But, I think it’s not a waste of time and energy.  Why, because there is uncertainty, and I’m not willing to take even an immaterial risk of the deal not closing, being left with the existing board for another 13 months.  A lot can go wrong at Ceridian – frankly in any company – if the wrong board is in control of the company for 13 months.  And 13 months comes from – the company has the ability to – the next meeting is not required to be held under Delaware law for a year and a month.

I just want to make a few important points.  Number one, we are not going to rock the boat.  We will continue to rely on the company’s advisors, Greenhill, Wachtell Lipton, I’ve been a long-term client of Wachtell Lipton until I became a shareholder activist and now they represent the other side, but we do have good relationships and Roy Katzovicz, our general counsel, comes from Wachtell.

We’ll make no changes in management.  And why would we?  Practically speaking, it doesn’t make sense to change management which is making good progress in a turn-around situation, even if there were no deal on the table.

We’ll do nothing to disrupt the status quo before the deal closes.  We, like you, do not want to create any incremental risk which could cause the deal to be delayed or to fail.  But, in the event the deal does not close, we have a straight-forward plan to create value which the new board will study carefully.

As part of the plan we intend to return excess capital to the shareholders and spin-off Comdata as promptly as possible, subject to the new board’s careful review.  As part of the Comdata spin off, we will consider bringing Gary Krow back to run the business.  If you asked the company what their plan would be if the deal fails – and this I think is a very important point – they will tell you nothing and they’ll make no commitments.  And that has been the history of Ceridian until Pershing bought stock in the company in the fall of last year.  It was only when we indicated that we would run a full board slate that the company was catalyzed to review alternatives.

If you read their proxy, the company’s advisors define the unaffected share price – which the $36 deal was compared to – as the day before Pershing started buy stock.  So even the company’s advisors effectively admit that nothing would have happened had we not bought a stake in the company.  If the current board remains, it will be 13 months or more before we can run another slate and put pressure on the company.  I’m frightened frankly by the prospect of leaving a board which owns de-minimis stock in control of this company knowing that they will be ousted 13 months hence.  This does not lead to an appropriate alignment of incentives with shareholders.  Even if the company wanted to spin off Comdata, they don’t have a CEO to run it and they’d have a tough time bringing back Gary after they fired him.

So a few words on our new board.  When we decided to put forward the board of directors, we decided to put forward a world-class independent slate that would bring directly relevant business knowledge and extensive operating experience to the situation.  We were successful in doing so.  Despite what Ceridian said, Pershing Square is not taking control of Ceridian.  Rather an independent slate – people like Bob and John, independent of Ceridian and Pershing Square – will control the company going forward for the benefit of shareholders.  Other than myself, none of the directors that we have put up for the meeting are in any way affiliated with Pershing Square.  After the new board is elected, we intend to bring on Michael Porter, who’s on the advisory board of Pershing and is a world-renowned business strategist whom I’m sure you know.  I would encourage you to direct questions to Bob and John to learn more about our independent directors during Q&A.

A few words on Kathy and her team.  I met Kathy in January.  We had a good meeting in most respects, but we disagreed with Kathy about her view that a Comdata spin made no sense and we were concerned that she viewed Ceridian as a platform for acquisitions of tourist businesses.  That said, I had a strong sense at the meeting that Kathy was someone I could work with.  I was impressed her operating background, her drive and her experience, and I told her as much and I said so publicly in our 13 D at that time.  Unfortunately, since our initial meeting, the company has not permitted me to speak with her, so our relationship has not had much opportunity to develop since.

In proxy contests words get said, people get their backs up, each side says they can never work with the other, but at the end of the day after the fight is over, the shareholders have decided what they want, people make amends and learn to work together.  Fortunately, this has not been a particularly contentious proxy contest.  We did minimal mud slinging, we did not engage in responding to any negativity from the company.  We’ve instead limited our dialog and written materials to the facts.

Let me repeat, our issue is with the current board, it’s not with the current management.  We’re happy with the progress management is making in HRS, and the continued success of Comdata.  We have no intention of making any management changes.  We will work diligently to see that the deal closes, which it likely will.  But if it breaks, we will be prepared to create value promptly for the benefit of all shareholders along with management.  We have enormous incentive to do so.  So with that let me open it up to questions.  Operator?

Operator:

At this time I would like to remind everyone in order to ask a question please press star then the number one on your telephone keypad.  We will pause for just a moment to compile the Q&A roster.  Your first question comes from the line of Mark McCann.

McCann:

Hello this is Mark McCann over at R.W. Baird.  I just have two questions.  One, you mentioned that management’s doing a good job and that Kathy is doing a good job.  What’s your sense, if you win – there’s been some hints that maybe if your slate wins that Kathy and the other managers that have come on board wouldn’t stick around and you mentioned that you haven’t been able to talk to her and so I was wondering – I’m sure that’s come up in your discussions with Thomas H. Lee – can you give us a little bit more perspective there?

Ackman:

Sure.  Actually, it didn’t come up at all with our conversations with Thomas Lee.  What I'd say is the following:  I think this board brings enormous value to the company and you’ll hear more of that if you have some questions for Bob Levenson and John Barfitt.  And I don’t want to just focus on them.  They have very direct, kind of relevant operating experience here.  But, I think that value and the knowledge about our competitors will be very helpful to Kathy and I think this is a board that she’s going to want to spend time with and interact with, and frankly a board that she’s going to want to sit on, and we’re going to welcome that.  Number two, I would say, when you meet Kathy, you get a sense that she’s in this not just for the money but because she’s excited about running a business.  It’s a great opportunity.  She has been granted, along with the management team, 5% of the equity in the new company.  You know, if you have an opportunity that she’s excited about, why would she on the basis of this frankly outstanding board of directors being nominated and elected by shareholders, if the shareholders say this is the board we want, I think she’s going to be delighted to work for them.  There’s, – I can’t imagine management will walk away from money and the opportunity to run this company because the board changed.  Frankly, I’ve never seen it happen.

McCann:	Do you think there would be any issues with regard to Gary coming back, in terms of running Comdata?

Ackman:

I mean, that’s a – I would say that’s still on the speculative kind of side.  We are not bringing back Gary.  We’re doing nothing other than the status quo until the transaction closes.  If the transaction closes and the Thomas H. Lee folks want to bring him back, that’s really their issue.  And even if the transaction doesn’t close, it’s obviously something that we’re going to have to look at hard and we have to talk to Gary about.  You know, he’s run the business over an extended period of time.  He’s really been the investor-relations function for that business.  He’s got a lot of relationships with the existing shareholder base.

He’s been a very credible operator over an extended period of time and I think it would be very difficult to spin off that business without really having a solid management team in place there which is one of the arguments we make in favor of our board.  You know, if our board is elected, we have no issue in bringing back Gary.  We were his fans from the very beginning and we think he did nothing wrong, he disclosed no confidential information to Pershing Square other than he was unhappy and probably likely to leave the company.  If we bring him back, I think he’ll run a world-class roadshow for that company when it’s spun off and I think he’ll continue to run a great business.

McCann:

Question for Bob and John:  Given your historical perspective of Ceridian, where do you think the key opportunities are in terms of raising the margins, should the deal not go through and you end up looking at this as an operating company over the next two, three years?

Ackman:	Maybe John could start on that and Bob, if you have any follow-on, that’d be great.

Barfitt:

Yeah, that’s a little bit difficult to answer until you do a much deeper dive in their operations.  But certainly you would look at how many platforms do they have, where can you consolidate operations, what are they spending on as far as the multinational platform, they’ve had a start and stop in their BPO initiative, so maybe refining their BPO initiative just to make sure that they're focused on where they’re spending their money.  So I think there’s probably a lot of operational things that they’re doing in Canada because Canada has, you know, strong margins compared to both the U.K. and the U.S.  So there’s probably some things that you can learn there as well.  And there’s just a number of best-in-class items we can take from ADP once we get out of the coverage and really understand where the holes are.

Levenson:

I would echo everything John just said – and clearly neither of us had an opportunity to go deep in the middle lines of this business in order to understand what the issues are from a distant observation point.  Not only would that make sense, but I would say, the entire sales engine enterprise probably needs to be looked at as well.  That was something I did from a bottoms-up standpoint at ADP and changed that whole profile from the time Frank Lautenberg had set that sales process in place until I took over and grew the sales force probably about five-fold across a fewer number of years, including having Gary Butler, their present CEO, as my sales guy and giving him the first division assignment while I was there.  So I think there’s a lot more questions right now than pat answers, but I think we’re open minded and we’ll look under every stone.

McCann:	Great. Thank you very much.

Ackman:	Thank you.

Operator:	Again, to ask a question, press star, one. And your next question comes from the line of Dana Walker.

Walker:

I have a lone question about the financing.  Can you think of a scenario where, if your slate is elected and the credit environment does not worsen from here, that you would in some way threaten access to the types of terms that the banks seemingly have committed themselves to?

Ackman:

The election of our board is going to have no impact on the financing of the deal at all.  The financing is committed financing.  It doesn’t change by virtue of who the board of the company is.  It really relates to who the buyer is and how the company is doing.  And fortunately the company is doing well, it’s doing better than it was at the time the deal was struck and I think the deal, the financing deal was struck at really the ideal time in which to enter into a financial relationship with an investment bank.  As a result I think it’s perhaps the most committed financing on the best terms probably ever created, if you will.  So I think it’s a great financing package that doesn’t change by virtue of the new board.

I’ve gotten this question a number of times and I just want to make it clear.  There was a provision in the existing merger agreement – that would be the initial merger agreement – that allowed the buyer to have an option to walk, in the event there was a change in control of the board of directors.  That provision was eliminated in a settlement of a litigation brought by a Minneapolis shareholder.  So there is no ability for the buyer to walk or for their lender to walk by virtue of a change of the board.

Walker:

A follow-on, Bill, you alluded to a possible strategic interest that was not fully pursued and understandably some of the ways that that might have been financed in the meanwhile look more dicey than before.  What were you talking about?

Ackman:

We think there is significant strategic interest in both the HRS business and in the Comdata business.  However, what we learned in our process was those buyers were not interested in the other business.  So, for example, the party interested in the HRS business had no interest in the Comdata business; the party and/or parties interested in the Comdata business had no interest in the HRS business.  So it sort of reinforced our notion that the way to create value here long-term, in the event the deal doesn’t get done, is to separate those businesses so that eventually they become acquirable.  But I can tell you there was intense interest in terms of – those are businesses with enormous strategic value to certain players that frankly don’t have really significant financing issues in terms of acquiring those businesses, because the logical buyers are generally fairly large, extremely well-capitalized companies.

Walker:	Thank you.

Ackman:	Sure.

Operator:	Your next question comes from the line of Michael Baker.

Baker:	Yes. You did a good job of addressing one of the changes in management, and that was around Gary Krow. I was wondering if you could at least provide some perspective on the change of CFO.

Ackman:

Well, look, I think – we like Doug Neve.  We think he really should be credited with helping, you know, starting the company off on a turn-around.  It’s not surprising that Kathy chose to bring in her own CFO, because very often you see a new CEO brings in his or her own CFO, so we’re disappointed to see Doug leave, but we have not – Doug McFarland is not – I’m assuming he’s a very talented executive.  He presents well in the conference calls and I’m sure he can do an excellent job.  So we wish Doug well and we get the sense that the company is properly managed currently.

Baker:	Thank you.

Ackman:	Sure.

Operator:	Again ladies and gentlemen, if you would like to ask a question at this time, please press star, then the number one. Your next question comes from the line of Mitch Nordett.

Nordett:

Yes, hi, good afternoon, I was wondering if you can just talk about the bank commitments on the transaction and, you know, what they may or may not be contingent on, given that you mentioned the terms here are the best that one could ever hope for, how committed do you think the banks are to this transaction?

Ackman:

All that we know is what we’ve read in the proxy materials and what we know from deals of a similar ilk that were done in a similar time frame.  And basically what happened in the LBO finance market is that the balance of power went from the banks to the private equity firms.  The ability for banks to walk away from transactions, traditional kinds of outs that you used to see a while ago which had market condition outs and otherwise got removed.  So we believe, and I’ve learned no facts that would suggest otherwise, that this financing deal is – that the only MACs – “material adverse change” outs – in the bank financing are those that are in the Merger Agreement, and the outs in the Merger Agreement – crediting the companies and its advisors for negotiating very limited outs – the outs are limited to a material adverse change basically that affects Ceridian uniquely.  It doesn’t affect its competitors, it’s not a general market or an industry effect, it’s something that materially impairs Ceridian and Ceridian, if anything, has made material progress business-wise since the transaction has gotten done.  So, we don’t think the banks have any outs in terms of funding the transactions.

Nordett:	And you mentioned earlier, just confirm this, that you have a good relationship with Thomas Lee and, in essence, a good dialog with them.

Ackman:

I would say the following:  You know, I had one phone call with the Thomas Lee folks.  I can say that we have excellent relationships with private equity firms generally.  This is, and I think the beginning of the relationships with Thomas Lee are no different than the relationships that we have with other, you know, large private equity firms, Blackstone and otherwise.  We are an ongoing active participant in the capital markets.  We’re going to be in this business a long period of time.  My sense is that Thomas Lee views us as a central source of transaction ideas in the future, that’s why they want to sit down with us, if you will, and talk about what else we can do together when the transaction closes and they were very friendly and very appreciative, frankly, that we agreed to fold the tent, if you will, and vote in favor of the transaction.  That’s it, and I don’t want to overstate that I have some kind of long-term relationship with them.  We literally had, you know, had one relatively short phone call that was very constructive and positive and I would expect to keep going forward.  You know, we are, and I guess I would compare our involvement here in some sense to the existing board of directors.  We are going to be a repeat player on the capital markets going forward, which is very relevant for the Thomas Lees and the Fidelity National Financials of the world that is less, and frankly, true, for the existing board of directors.

Nordett:

And is it your understanding that given the bit of a hiccup with the credit side and the credit market, and some of the other transactions also, that Thomas Lee is going to hold the banks to the committed rate that they’ve given here.

Ackman:

You know, I can’t really speak for them other than to say that the only deal, interestingly, that has really seen a material change is Home Depot, and that’s a transaction in the wholesale business where the business value deteriorated dramatically between the time of the deal being entered into or not even – I don’t even know what the current, the actual stage of the transaction was when the initial deal was struck – and you saw a renegotiation there and you saw a deal get done.  Here what you have is, what attracted us to Ceridian initially, is these are two fabulous businesses.  You know, these are recurring free cash-flow generative, very, very stable, very insulated businesses.  They’ve had – you know, the only thing that meaningfully affected either business, is that fuel prices are higher than they were when the transaction was announced.  So that’s obviously a positive for the fuel purchasing company.  After that, you’ve seen margin improvement, but these are very, very stable businesses, which is what attracted us initially.  So the businesses have not changed to the negative, they’ve changed to the positive.  This is a transaction on which they can make a lot of money, they were a strategic buyer for both businesses, they can take their time, you know, five years from now, they can separate the two businesses and do what they want with them.  And in the meantime, they’ve got a management team that I think incredibly – you know, I went back and I re-read the conference call transcripts, you know, before the call, and you can hear, you know, Kathy’s enthusiasm about the potential of the business and where she sees – you know, if you do the math on margin improvements at Ceridian, and you assume, HRS, and you assume a continued progression of what’s going on at Comdata and you sell both businesses to the best buyers – five years from now, you’re going to make a lot of money, particularly looking at a leverage that they’re using.  So I think it’s a great deal, I think they’re going to do it and I’m sure they’re going to hold their banks to their obligations.

Nordett:	Thanks very much.

Operator:	Your next question comes from the line of Steven Heber.

Heber:

Hi there.  Are you at all apprehensive or anxious that by starting this contest, you may have created sufficient confusion and lack of certitude and it may slip between the cracks without either side getting sufficient votes?

Ackman:	No.

Heber:	Well I am.

Ackman:

Okay.  Basically, it’s not that confusing.  I think both sides believe that $36 a share is a deal that shareholders should vote for.  I expect the vote there to be overwhelming.  Second is, shareholders need to make a decision about which board they think is better to govern a company in the event the transaction does not close.  And I think frankly that the decision there is also very straightforward.  If you look at the people that we brought to the table, if you’ve looked at their personal and operational track records, we really – fairly miraculously we’ve been able to attract a group of candidates of truly world class-nature to step into the situation and, if the deal were to break, these are the people that you’d want governing on your behalf.  You’ve also got the benefit of a shareholder who has 20% of its capital and 14.94% of the company, you know, working for your interests.

Heber:

With all due respect, I’m a little confused by that, too, because at the outset today, I thought you said the company was doing well, and you were proud of that.  I may be old-fashioned, but if it’s not broken, why fix it?

Ackman:

Well, I think it is broken.  The HRS business is broken and needs to be fixed, and that progress is underway.  If you’re questioning whether or not we should – I’m not sure exactly what your question is, sir.

Heber:

I think that probably we’re digressing.  My real thought is that I think you misplayed your hand by starting a contest at this date.  I think the straightforward thing to have done was simply to vote your block in favor and encourage everyone else to do it and we’ll finish in due course, in the due, normal course of human events. I think this was an unnecessary and uncalled-for complication.

Ackman:	Okay, I appreciate your point of view.

Heber:	And I appreciate yours, and as I say, with all due respect.

Ackman:	Okay, well I appreciate your respect. I expect the transaction will close, but I think that. . .

Heber:	I’ll keep my fingers crossed.

Ackman:

Okay, keep your fingers crossed.  I’m sure that will help.  The other point I would make is the following:  You can’t – you know, we don’t – at Pershing Square we don’t live life assuming only the good event is going to take place.  And if we had simply just voted our shares in favor of the transaction at $36 a share and it didn’t close, the outcome for us would be Draconian, and that’s why we’re spending the time and energy on a set of directors.  Thanks very much.

Heber:	Thank you.

Operator:	Your next question comes from the line of J. Stamfin.

Stamfin:

Yes, hi.  I’m a little bit concerned about your comment about present management operating correctly when there is a move at Comdata currently to split off the current profitable key card section as well as the fuel section of Comdata itself and make them separate companies, basically duplicating current transactions by having duplicate operating systems and splitting off things that have worked very well in the past, and they’re going to have to spend a lot of money to do that.  I want to hear a comment from someone on that please.

Ackman:

Sir, I really, I don’t know about what you described and frankly, it’s not particularly relevant to – I really can’t speak to it, because I don’t know whether it’s true or not, and obviously when our board’s elected, we’re going to examine everything that’s taking place in the company and we’re going to review any strategic decisions of the nature that you described.  So if it’s a bad decision for the company, the board and management will review it and make the right decision.  Thank you.

Operator:	Your next question comes from the line of Steven Abernathy.

Abernathy:

I just wanted to take a minute and thank you and your team for putting together this call.  Quite the contrary from all the previous speakers or questioners, you are under no obligation to follow up and to undergo this, as you said, you would push a button and get your $36 and walk away, and that’s been sort of the history of activism.  I think that you’re one of the guys that’s breaking the mold and doing a real thorough, sort of shareholder-friendly vote.  We appreciate it.  I think that everybody on the call should appreciate if they're shareholders [inaudible].  We appreciate your getting this deal done and I am having the foresight to understand that in any set of scenario analyses, the best present, the best outcome rarely happens – hopefully it will in this instance – but if it does, not to have planned for the worst is fool-hardy, so I just want to take a minute and maybe say what many people have been thinking, and that is, thanks for putting this together.  We, we are exactly opposite of some of the other people in the call, we are solidly in support of this and thankful that you’ve had the foresight to follow this up.  Thanks.

Ackman:	What company are you from? I’ve got to write you a thank-you note.

Abernathy:	No. No need, just thanks a million.

Ackman:	Thank you very much.

Operator:	Your next question comes from the line of Kathleen Eaton.

Eaton:

Hi.  My name is Kathy Eaton and I’m an employee and a shareholder.  I’m an employee of Ceridian and I’m calling just to say, number one, that I totally agree with the previous caller who didn’t want to say where he was from.  I looked at this, and other employees that I’ve spoken with over the course of this, look at this as a win-win situation.  If the merger goes through at $36, fine, but if it doesn’t go through, it’s a win for us employees to have a fresh board, a board that, when we read the proposed slate, we were actually, we might have been against Pershing as a hedge fund and thinking of them as the enemy, but when we read the proposed slate and realized how good they could be for this company, then we got behind Pershing Square and this slate, and so I don’t really have a question other than to just ask that shareholders keep an open mind and I offer my future services to the new board if that’s how it turns out.  Thanks a lot.

Ackman:	Wow. Thank you.

Operator:	There are no further questions at this time.

Ackman:	Okay. Thanks very much. I appreciate everyone signing on.

Katzovicz:

You can find your Pershing Square green proxy cards in the materials that have been mailed to you, and if you have any questions, you can reach Pershing Square’s proxy solicitor, D.F. King.  All the numbers are on the materials we sent you.

Ackman:	Ed, do you have a number, just to make sure?

McCarthy:	Yes, they could reach me directly at 212-493-6952. Thanks.

Operator:	This concludes today’s conference call. You may now disconnect.

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ABOUT PERSHING SQUARE

Pershing Square Capital Management, L.P. is an investment advisor to private investment funds with approximately $6 billion in capital under management.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with Ceridian’s 2007 annual meeting of stockholders, Pershing Square has filed a proxy statement, Green Proxy Card and other materials with the SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CERIDIAN AND THE MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING. Investors may contact D.F. King & Co., Inc., Pershing Square’s proxy solicitor for the 2007 annual meeting, at (800) 431-9642. Investors may also obtain a free copy of the proxy statement and other relevant documents as well as other materials filed by Pershing Square with the SEC concerning Ceridian at the SEC’s website at http://www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd., along with William A. Ackman, Scott D. Ferguson, Paul C. Hilal and Roy J. Katzovicz, as employees of Pershing Square, and William A. Ackman, Michael L. Ashner, John D. Barfitt, Harald Einsmann, Robert J. Levenson, Gregory A. Pratt and Alan Schwartz, as director nominees of Pershing Square, and Michael E. Porter may be deemed, under SEC rules, to be participants in the solicitation of proxies from Ceridian’s stockholders with respect to the matters to be considered at Ceridian’s 2007 annual meeting of stockholders. Information regarding these potential participants in the solicitation is included in Pershing Square’s definitive proxy statement filed with the SEC on August 22, 2007.

CONTACT

Roy J. Katzovicz

Pershing Square Capital Management, L.P.

(212) 813-3700

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements regarding Ceridian or Pershing Square contained in this release that are not historical in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “likely,” “expects,” “anticipates,” “estimates,” “believes” or “plans,” or comparable terminology, are forward-looking statements based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements.